
July 8, 2025

Allen Mistysyn
Senior Vice President – Finance and Chief Financial Officer
Sherwin-Williams Company
101 West Prospect Avenue
Cleveland OH 44115

> **Re: Sherwin-Williams Company**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-04851**

Dear Allen Mistysyn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services